As filed with the Securities and Exchange Commission on March 9, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Baidu, Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Baidu, Inc.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

+86 (10) 5992-8888

(Address and telephone number of registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, NY 10005

(212) 894-8940

(Name, address, and telephone number of agent for service)

Copies to:

Herman Yu Chief Financial Officer Baidu, Inc. Baidu Campus No. 10 Shangdi 10th Street Haidian District, Beijing 100085 People’s Republic of China	Z. Julie Gao, Esq. Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Amount to be registered(2)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Class A ordinary shares, par value US$0.000000625 per share(2)(3)	—	—	—	—

(1)

Includes securities initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public. These securities are not being registered for the purposes of sales outside of the United States.

(2)

The registrant is registering an unspecified number of securities for offer and sale from time to time at indeterminate offering prices. In accordance with Rules 456(b) and 457(r) under the Securities Act, the registrant is deferring payment of registration fees.

(3)

These Class A ordinary shares may be represented by American depositary shares, each of which represents eight (8) Class A ordinary shares. The ADSs issuable on deposit of the Class A ordinary shares registered hereby have been registered under registration statements on Form F-6 (File No. 333-126546 and File No. 333-221823) filed with the Securities and Exchange Commission on July 12, 2005 and November 30, 2017.

PROSPECTUS

Baidu, Inc.

Class A Ordinary Shares

We may from time to time in one or more offerings offer and sell our Class A ordinary shares, including Class A ordinary shares represented by American depositary shares, or ADSs.

In addition, from time to time, the selling shareholders (if any) to be named in a prospectus supplement may offer and sell our Class A ordinary shares or ADSs held by them. The selling shareholders (if any) may sell our Class A ordinary shares or ADSs through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of ordinary shares by selling shareholders (if any).

We will provide the specific terms of any offering in one or more supplements to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 26 of this prospectus.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “BIDU.” On March 5, 2021, the last reported sale price of the ADSs on the Nasdaq Global Select Market was US$261.72 per ADS.

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” on page 7 of this prospectus, in any accompanying prospectus supplement or in the documents incorporated by reference into this prospectus before making a decision to invest in our securities.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2021.

You should rely only on the information contained or incorporated by reference into this prospectus, in the applicable prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference into this prospectus and any prospectus supplement or in any free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide one or more prospectus supplements that will contain specific information about the offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement on file with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. If there is any inconsistency between the information in this prospectus and any related prospectus supplement, you should rely on the information in the applicable prospectus supplement. Before you invest in any securities offered by this prospectus, you should read this prospectus, any applicable prospectus supplements and the related exhibits to the registration statement filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“ADSs” refer to our American depositary shares, each of which represents eight Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“Class A ordinary shares” refers to Class A ordinary shares of the share capital of our company with a par value of US$0.000000625 each, conferring a holder of a Class A ordinary share one vote per share on any resolution tabled at our company’s general meeting;

•

“Class B ordinary shares” refers to Class B ordinary shares of the share capital of our company with a par value of US$0.000000625 each, conferring weighted voting rights in our company such that a holder of a Class B ordinary share is entitled to 10 votes per share on all matters subject to the vote at general meetings of our company;

•	“MAU”, or monthly active user, refers to the number of mobile devices that launched our mobile apps during a given month;

•	“RMB” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•	“U.S. dollars,” “US$,” “dollars” and “$” refer to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our,” or “Baidu” refers to Baidu, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Beijing Baidu Netcom Science Technology Co., Ltd., or Baidu Netcom; “iQIYI” refers to iQIYI, Inc. (formerly known as “Ding Xin, Inc.” and “Qiyi.com, Inc.”), a company incorporated in the Cayman Islands listed on Nasdaq under the symbol “IQ” and one of our subsidiaries.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

Our reporting currency is RMB. Unless otherwise noted, all translations from RMB to U.S. dollars in this prospectus are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars at any particular rate, or at all. On February 26, 2021, the exchange rate was RMB 6.4730 to US$1.00.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “intend, “plan,” “believe,” “estimate,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	our operations and business prospects;

•	our business and operating strategies and our ability to implement such strategies;

•	our ability to develop and manage our operations and business;

•	competition for, among other things, capital, technology and skilled personnel;

•	our ability to control costs;

•	our ability to identify and conduct investments and acquisitions, as well as integrate acquired target(s);

•	changes to regulatory and operating conditions in the industry and geographical markets in which we operate;

•	our dividend policy; and

•	all other risks and uncertainties described in “Risk Factors.”

The forward-looking statements included in this prospectus, in the documents incorporated by reference herein and in any prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in this prospectus, in the documents incorporated by reference herein or in any accompanying prospectus supplement.

We would like to caution you not to place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed herein, in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

OUR COMPANY

Overview

Our mission is to make the complicated world simpler through technology.

We are a leading AI company with a strong Internet foundation. We have been investing in AI since 2010, to improve search and ad monetization, and have used “Baidu Brain,” our core AI technology engine to develop new AI businesses. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses. According to the CIC Report, our AI leadership in China is evidenced in the following aspects:

•	We hold the largest portfolio of AI patents and AI patent applications in China as of October 30, 2020;

•	Our deep learning framework, PaddlePaddle, is the No. 1 deep learning framework in China and No. 2 globally behind Facebook Pytorch in terms of cumulative pull requests as of December 31, 2020;

•	Our Baidu Open AI Platform, with a developer community of over 2.65 million members, is the largest open AI platform in China, based on the number of developers as of December 31, 2020; and

•

Baidu OSChina, which runs on Baidu cloud infrastructure, is the largest development platform for open source activities of in China and No. 3 globally (behind GitHub and Gitlab), in terms of the number of developers as of December 31, 2020.

We are one of the very few companies that offers a full AI stack, encompassing an infrastructure consists of AI chips, deep learning framework, core AI capabilities, such as natural language processing, knowledge graph, speech recognition, computer vision and augmented reality, as well as an open AI platform to facilitate wide application and usage. Our technological innovation in AI has been well recognized by the global community. For instance, ERNIE, our natural language processing framework, became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding, and won the SAIL (Super AI Leader) award, the highest honorary recognition at the 2020 World Artificial Intelligence Conference. We have put our leading AI into innovative use. For example, we are the first to receive driverless licenses in China and the U.S. and we are testing driverless vehicles in China.

Baidu was founded as a search engine business in 2000 with the belief that technology can change the way people discover and consume information. At the heart of Baidu search is its ability to better understand a users’ search queries and to answer these queries by matching the most relevant information in ranked search results. To achieve this, we continuously innovate and develop new technologies and products that enhance Baidu search user experience. We began to use AI a decade ago to power these technologies in order to better match user search intent with the large amount of information on the Internet. For instance, our natural language processing, an AI capability, enables the understanding of important details of a query, particularly in complex conversational queries. This helps optimize search results returned and increase the satisfaction rate of users. Years of tagging, understanding and intelligently processing all forms of content on the Internet—text, images and videos—with AI has helped us develop Baidu Brain, our core AI technology engine, which in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector. Our ability to continuously invest heavily in research and development is made possible by the durable revenue that we generated as a leading Internet platform.

The widespread usage of our open AI platform by developers and businesses creates a network effect for our AI technologies, products and services. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increase the attractiveness of our AI platform to developers and business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world application across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.

Our large portfolio of products and services is accessed by over one billion devices monthly, and our business spans across an ecosystem of hundreds of millions of users, millions of developers and hundreds of thousands of enterprises. Our usage of a strong technology foundation to support an open platform business model not only draws more participants into our ecosystem, but also adds richness and vibrancy to our ecosystem, strengthening the long-term prospect and vitality of our business overall. We usually start the development of a business with a strong technology platform, on which we build products and services for our customers and users, and through an open platform architecture, we attract a wide array of partners to our ecosystem to expand the offerings to our customers and users. The platform could then grow organically and by leveraging the power of our partners in the ecosystem, which over time feed into a virtuous cycle.

Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases. Powered by AI, Baidu Core, which excludes iQIYI and contributed over 70% of our total revenues during the Track Record Period, mainly provides search-based, feed-based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

•

Mobile Ecosystem: a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, which provides an open platform that aggregates a wide range of third-party, long-tail content and services through our AI building blocks and which helps communities connect and share knowledge and information;

•	AI Cloud: a full suite of cloud services and solutions, including PaaS, SaaS and IaaS and uniquely differentiated by our AI solutions; and

•

Intelligent Driving & Other Growth Initiatives (OGI): our growth initiatives include intelligent driving (self-driving services, including HD Maps, automated valet parking and autonomous navigation pilot, intelligent electric vehicles and robotaxi fleets), as well as Xiaodu smart devices powered by DuerOS smart assistant and AI chip development.

At the core of our Mobile Ecosystem is Baidu App, which is the No. 1 search-plus-feed app in China with an MAU of 544 million in December 2020. Unlike most mobile apps, which direct traffic to a closed content ecosystem, Baidu App, through our AI building blocks, aggregates content and services from third-party apps and websites, and directs traffic to third-party content and service providers with native-app like experience. Under an open-platform model, Baidu App can continue to grow our huge offering of third-party content and services, by leveraging our network partners of BJH Accounts, Smart Mini Program and Managed Page. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.

Our Mobile Ecosystem also includes a portfolio of over one dozen apps, including Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed, interact and engage with creators, publishers, service providers and merchants. This native-app like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve half-a-million customers by enabling them to tap into our massive user base. We monetize primarily through offering comprehensive and effective marketing services to fulfill our customers’ needs. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues during the Track Record Period. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommends products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business hours and Baidu Brain can automatically carry a conversation with users to facilitate transactions. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as live broadcasting, online games and membership.

Our AI Cloud is the leading AI public cloud service provider and a top four public cloud service provider in China in 2019, according to the CIC Report. Our AI Cloud offers a full suite of cloud services and solutions, including PaaS, SaaS and IaaS, and is differentiated with our AI solutions. Leveraging Baidu Brain, our AI solutions provide customers and developers with a comprehensive library of modularized solutions, including open source codes, pre-trained models, end-to-end development kits, tools and components. In addition, our AI Cloud customers can leverage our large library of key AI capabilities, such as knowledge graph, speech recognition and synthesis, natural language processing and computer vision. Our products and services, such as EasyDL and Baidu ML, make it easier for customers to use deep learning and machine learning to solve real world problems, and our cloud services are formulated to serve across different industries, including Internet, media, telecom, financial services, transportation and logistics, education and manufacturing.

Our Intelligent Driving & OGI consist of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. For example, in autonomous driving, Apollo is the market leader in China with 4.3 million accumulated test miles and 199 autonomous driving licenses across China, as of December 31, 2020. Our 199 autonomous driving licenses reflect the geographic reach of Apollo testing scenarios in China, compared to the second player with approximately 20 licenses. There are currently three Apollo robotaxi pilot programs running in China. Our strong brand and market leadership in autonomous driving has carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have signed strategic agreements with 10 leading automakers to power their passenger vehicles with Apollo Self Driving services, which includes Baidu high definition (HD) Maps and automated valet parking (AVP), and we recently announced the availability of Apollo autonomous navigation pilot (ANP). Under smart display, Xiaodu was ranked No. 1 in shipments globally for 2019. We also develop AI chips internally customized for Baidu Brain and specific AI usages to improve performance and costs. We believe these initiatives will strengthen our revenue drivers for long-term growth.

iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other entertainment-oriented video content.

We believe we have built a large and strong portfolio of products and services to give Baidu the scale necessary to invest heavily in technology, while optimizing our future for sustainable long-term growth. We derive significant synergies by incorporating the AI developed for search into other parts of our business. For example, large daily use of our visual search and voice search may be used to improve Apollo computer vision and DuerOS speech recognition capabilities.

We generated total revenues of RMB102.3 billion, RMB107.4 billion and RMB107.1 billion (US$16.4 billion) in 2018, 2019 and 2020, respectively. Our revenue in 2020 was impacted by the COVID-19 pandemic, and we experienced revenue change of -7%, -1%, +1% and +5% year over year for the three months ended March 31, June 30, September 30 and December 31, 2020, respectively. We generated net income attributable to Baidu, Inc. of RMB27.6 billion, RMB2.1 billion and RMB22.5 billion (US$3.4 billion) in 2018, 2019 and 2020, respectively. Net income attributed to Baidu, Inc. in 2019 included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

Baidu Core generated revenues of RMB78.3 billion, RMB79.7 billion and RMB78.7 billion (US$12.1 billion) in 2018, 2019 and 2020, respectively. Baidu Core’s revenue in 2020 was impacted by the COVID-19 pandemic, and Baidu Core experienced revenue change of -13%, -3%, +2% and +6% year over year for the three months ended March 31, June 30, September 30 and December 31, 2020, respectively. We generated net income attributable to Baidu Core of RMB33.6 billion, RMB7.6 billion and RMB26.5 billion (US$4.1 billion) in 2018, 2019 and 2020, respectively. Net income attributed to Baidu Core in 2019 included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

iQIYI generated revenues of RMB25.0 billion, RMB29.0 billion and RMB29.7 billion (US$4.6 billion) in 2018, 2019 and 2020, respectively. We generated net loss attributable to iQIYI of RMB9.1 billion, RMB10.3 billion and RMB7.0 billion (US$1.1 billion) in 2018, 2019 and 2020, respectively.

Corporate Information

We were incorporated in the Cayman Islands in January 2000. We conduct our operations in China principally through our wholly owned subsidiaries in China. We also conduct part of our operations in China through our consolidated affiliated entities in China, which hold the licenses and permits necessary to operate our websites and provide certain services. Our American depositary shares, each representing eight Class A ordinary share, par value US$0.000000625 per share, of our company, currently trade on the Nasdaq Global Select Market under the symbol “BIDU.”

Our principal executive offices are located at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86 (10) 5992-8888. We have appointed C T Corporation System, which is located at 28 Liberty Street, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States with an offering of securities registered by the registration statement of which this prospectus is a part. Our corporate website is www.baidu.com. Information appearing on our website is not incorporated by reference into this prospectus or the accompanying prospectus.

Additional information with respect to our company is included in the documents incorporated by reference in this prospectus, including our annual report on Form 20-F for our fiscal year ended December 31, 2020 filed with the SEC on March 9, 2021 and our current report on Form 6-K furnished to the SEC on March 9, 2021. See “Incorporation of Certain Documents by Reference” in this prospectus.

RISK FACTORS

Investing in our securities involves risk. Before you decide to buy our securities, you should carefully consider the risks described in our most recent annual report on Form 20-F, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and you may lose all or part of your investment.

Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

USE OF PROCEEDS

Except as may be described otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (2021 Revision) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, the authorized capital of our company is US$43,520 divided into 66,000,000,000 Class A ordinary shares with a par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares with a par value of US$0.000000625 each and 800,000,000 preferred shares with a par value of US$0.000000625 each. As of March 3, 2021, we had 2,685,023,744 ordinary shares issued and outstanding, comprising of 2,125,123,424 Class A ordinary shares and 559,900,320 Class B ordinary shares (excluding the 48,817,605 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans).

Our Memorandum and Articles of Association

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. At any shareholders’ meeting, a resolution put to the vote of the meeting shall be decided on a poll conducted by the chairman of the meeting.

A quorum for a shareholders’ meeting consists of one or more shareholders holding at least one third of the paid up voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We shall, if required by the Companies Act, hold a general meeting of shareholders as our annual general meeting and shall specify the meeting as such in the notices calling it. Our board of directors may call extraordinary general meetings, and they must on shareholders’ requisition convene an extraordinary general meeting. A shareholder requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than a majority of the voting power represented by the issued shares of our company which as at that date carries the right of voting at general meetings of our company. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer any or all of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in their absolute discretion (except with respect to a transfer from a shareholder to its affiliate(s)), decline to register any transfer of shares without assigning any reason thereof. If our board of directors refuses to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and our articles of association, our board of directors shall promptly register such transfer. Further, any director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and our articles of association and such holder is not the director who authorizes the transfer or an entity affiliated with such director. Any director is authorized to execute a share certificate in respect of such shares for and on behalf of our company.

The registration of transfers may be suspended at such time and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended for more than 45 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares may be distributed among the holders of the ordinary shares as determined by the liquidator, subject to sanction of a special resolution of our company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by such shareholders respectively.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Act and our articles of association, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine.

Repurchase of Shares. Subject to the provisions of the Companies Act and our articles of association, our board of directors may authorize repurchase of our shares in accordance with the manner of purchase specified in our articles of association without seeking shareholder approval.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. No holders of our ordinary shares who is not a director shall have any right of inspecting any of our accounts, books or documents except as conferred by the Companies Act or authorized by the directors or by us in general meeting. However, we will make this annual report, which contains our audited financial statements, available to shareholders and ADS holders.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than a majority of the voting power represented by the issued shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed from office by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; or (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Equity Securities

In March 2021, we effected (i) a one-to-eighty subdivision of shares to Class A ordinary shares, Class B ordinary shares and preferred shares of a par value of US$0.00005 each in our authorized share capital, following which the authorized share capital became US$43,520 divided into 66,000,000,000 class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each, and (ii) a change in the ADS ratio proportionate to the subdivision of shares from ten (10) ADSs representing one (1) Class A ordinary share to one (1) ADS representing eight (8) Class A ordinary shares. Unless the context indicates otherwise, all related information in this prospectus has been retroactively adjusted to reflect the abovementioned subdivision of shares and change in ADS ratio.

On June 26, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019. On May 16, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020. On May 13, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. On August 6, 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1 billion to US$3 billion and extending the effective time through December 31, 2022. On December 8, 2020, our board of directors approved a further increase in the repurchase authorization from US$3 billion to US$4.5 billion. We repurchased 2,071,650, 6,645,338 and 15,761,991 ADSs from the open market with an average purchase price of US$235.18, US$106.76, US$120.69 per ADS during the years ended December 31, 2018, 2019 and 2020, respectively.

Debt Securities

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023, with stated annual interest rate of 3.88%, and an aggregate of US$500 million senior unsecured notes due in 2028, with stated annual interest rate of 4.38%.

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024, with stated annual interest rate of 4.38%, and an aggregate of US$400 million senior unsecured notes due in 2028, with stated annual interest rate of 4.88%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024, with stated annual interest rate of 4.38%.

In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025, with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030, with stated annual interest rate of 3.425%.

In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026, with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030, with stated annual interest rate of 2.375%.

Convertible Debt Securities

In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes.

In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum with a maturity date of April 1, 2025, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes.

In January 2021, iQIYI completed the issuance of US$900 million convertible senior notes due 2026 (“iQIYI 2026 Convertible Notes”). The iQIYI 2026 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 4.00% per annum with a maturity date of December 15, 2026, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 ADSs of iQIYI per US$1,000 principal amount of the iQIYI 2026 Convertible Notes.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York Mellon, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent eight Class A ordinary shares (or a right to receive eight Class A ordinary shares) deposited with the office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities to its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by the date set by the depositary.

The depositary will try, as far as practical, subject to Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described in the following sentence. If we asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists..

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of our shares;

•  Reclassify, split up or consolidate any of the deposited securities;

•  Distribute securities on the shares that are not distributed to you; or

•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination. After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) collect distributions on the deposited securities, (2) sell rights and other property, and (3) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books, (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting, or (3) we are paying a dividend on our shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. We have appointed C T Corporation System, which is located at 28 Liberty Street, New York, NY 10005, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States in connection with an offering of securities registered by the registration statement of which this prospectus is a part. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in the circumstances described below, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws.

Maples and Calder (Hong Kong) LLP has further advised us that a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction; (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (3) is final; (4) is not in respect of taxes, a fine or a penalty; and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. Neither the United States or the PRC has a treaty with the Cayman Islands providing for reciprocal recognition and enforcement of judgments of courts of the United States or the PRC, respectively, in civil and commercial matters.

King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities.

SELLING SHAREHOLDERS

Selling shareholders (if any) to be named in a prospectus supplement may, from time to time, offer, sell and lend some or all of the ordinary shares or ADSs held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling shareholders (if any) may sell the ordinary shares or ADSs held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling shareholders (if any) may also sell, transfer or otherwise dispose of some or all of the ordinary shares or ADSs held by them in transactions exempt from the registration requirements of the Securities Act.

We will provide you with a prospectus supplement, which will set forth the name of each selling shareholder (if any), the number of ordinary shares beneficially owned by such selling shareholder and the number of the ordinary shares or ADSs they are offering. The prospectus supplement also will disclose whether any of the selling shareholders (if any) have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We and any selling shareholders may sell the securities described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the offered securities will describe the terms of the offering, including the following, if applicable:

•	the name or names of any underwriters or agents;

•	any public offering price;

•	the proceeds from such sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

We may distribute the securities from time to time in one or more of the following ways:

•	at a fixed price or prices, which may be changed;

•	at prices relating to prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

By Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Any agent involved will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

By Underwriters or Dealers

If we use underwriters for the sale of securities, they will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The underwriter or underwriters with respect to a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement.

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

We may also sell securities directly without using agents, underwriters, or dealers.

General Information

We may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents used in the offer or sale of securities will be identified and their compensation described in an applicable prospectus supplement.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters of United States federal securities and New York state law. Certain legal matters of United States federal securities and New York state law in connection with this offering will be passed upon for the underwriters by a law firm or firms named in the applicable prospectus supplement. The validity of the securities offered and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by a law firm or firms named in the applicable prospectus supplement. Skadden, Arps, Slate, Meagher & Flom LLP and Maples and Calder (Hong Kong) LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Baidu, Inc. appearing in Baidu, Inc.’s Annual Report (Form 20-F) for the year ended December 31, 2020 and the effectiveness of Baidu, Inc.’s internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young Hua Ming LLP are located at Level 16, Ernst & Young Tower, Tower E3, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, The People’s Republic of China.

The audited historical financial statements of YY Live included in Exhibit 99.2 of Baidu, Inc.’s current report on Form 6-K furnished to the SEC on March 9, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 18/F PricewaterhouseCoopers Center, 10 Zhujiang Xi Road, Pearl River New City, Tianhe District, Guangzhou 510623, China.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, or between information incorporated by reference into this prospectus from different documents, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 9, 2021 (File No. 000-51469);

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•	our current report on Form 6-K furnished to the SEC on March 9, 2021 (File No. 000-51469); and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

IR Department

Baidu, Inc.

Baidu Campus

No. 10, Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

Telephone: +86 (10) 5992-8888

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and expenses which they may incur by reason of any act done or omitted in the execution of their duty in their respective offices, except such as they shall incur by their own willful neglect or default.

The form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Pursuant to the indemnification agreements between us and our directors and officers, the form of which was filed as Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-126534) that was filed with the SEC on July 12, 2005, we agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed in the Index to Exhibits below.

ITEM 10.	UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this item do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, as amended, and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

4.1*	Registrant’s Form of Class A Ordinary Share Certificate

4.2	Deposit Agreement, dated August 10, 2005, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 1 to the registration statement on Form F-6 (File No. 333-221823), filed with the Securities and Exchange Commission on November 30, 2017)

4.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to the prospectus filed with the Securities and Exchange Commission on March 1, 2021 pursuant to Rule 424(b)(3) under the Securities Act) (File No. 333-221823)

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of King & Wood Mallesons regarding certain PRC tax matters

23.1†	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

23.2†	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Auditors

23.3†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.4†	Consent of King & Wood Mallesons (included in Exhibit 8.2)

23.5†	Consent of China Insights Consultancy

24.1†	Powers of Attorney (included as part of signature page to this registration statement)

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference into this registration statement.
†	Filed with this registration statement on Form F-3.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on March 9, 2021.

BAIDU, INC.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robin Yanhong Li as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities set forth below on March 9, 2021.

Signature	Title

/s/ Robin Yanhong Li Robin Yanhong Li	Chairman of Board of Directors and Chief Executive Officer (principal executive officer)

/s/ Herman Yu Herman Yu	Chief Financial Officer (principal financial and accounting officer)

/s/ James Ding James Ding	Director

/s/ Brent Callinicos Brent Callinicos	Director

/s/ Yuanqing Yang Yuanqing Yang	Director

/s/ Jixun Foo Jixun Foo	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Baidu, Inc., has signed this registration statement in Newark, Delaware on March 9, 2021.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director